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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

MONOLITHIC SYSTEM TECHNOLOGY, INC.
(Name of Subject Company)

MONOLITHIC SYSTEM TECHNOLOGY, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

609842 10 9
(CUSIP Number of Class of Securities)

Fu-Chieh Hsu
Chairman of the Board, President and Chief Executive Officer
Monolithic System Technology, Inc.
1020 Stewart Drive
Sunnyvale, CA 94058
(408) 731-1800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:
 Alan B. Kalin, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, CA 94303-2223
(650) 849-4816

EXPLANATORY NOTE

        This Information Statement of Monolithic System Technology, Inc. (the "Company") is being filed solely for the purpose of satisfying the Company's filing obligations under Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The Company has previously filed this Information Statement with the Securities and Exchange Commission on March 22, 2004 as Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, as amended on April 7, 2004 (the "Schedule 14D-9"), and the information contained herein remains unchanged from the information in the Information Statement filed as Annex A to the Schedule 14D-9.

MONOLITHIC SYSTEM TECHNOLOGY, INC.
1020 STEWART DRIVE
SUNNYVALE, CALIFORNIA 94085
(408) 731-1800

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about March 22, 2004 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Monolithic System Technology, Inc. (the "Company"), a Delaware corporation, with respect to the tender offer by Mountain Acquisition Sub, Inc. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Synopsys, Inc. ("Synopsys"), a Delaware corporation, to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated stock purchase right pursuant to the Company's Rights Agreement, dated October 11, 2000, as amended, with Wells Fargo Minnesota, N.A., as rights agent (which right is included in the term "share of Common Stock" or similar terms for purposes of this Information Statement). Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Schedule 14D-9.

        On February 23, 2004, the Company entered into an Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004 (the "Merger Agreement"), with Synopsys and Purchaser, pursuant to which Purchaser commenced a tender offer to purchase all outstanding shares of Common Stock, for a purchase price of $13.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2004, and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Following the purchase by Purchaser of shares of Common Stock in the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Synopsys (the "Surviving Corporation") and all shares of Common Stock not purchased in the Offer will be converted into the right to receive $13.50 per share, net to the seller in cash, without interest thereon. The Offer and the Merger are described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Synopsys and Purchaser with the Securities and Exchange Commission (the "SEC") on March 22, 2004. Purchaser commenced the Offer on March 22, 2004. The Offer is scheduled to expire at midnight, New York City time, on April 16, 2004, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will accept for payment all of the shares of Common Stock validly tendered and not withdrawn pursuant to the Offer.

        The Merger Agreement requires Synopsys' designees (the "Synopsys Designees") to be appointed to the board of directors of the Company (the "Board") under certain circumstances as described below.

        You are receiving this Information Statement in connection with the possible appointment of the Synopsys Designees to at least a majority of the seats on the Board. This Information Statement is required by, and is being mailed to you in accordance with, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in connection with the appointment or designation of the Synopsys Designees to the Board. THE INFORMATION SET FORTH IN THIS INFORMATION STATEMENT SUPPLEMENTS CERTAIN INFORMATION SET FORTH IN THE SCHEDULE 14D-9. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

        The information contained in this Information Statement (including information incorporated by reference) concerning Purchaser, Synopsys and the Synopsys Designees has been furnished to the Company by Synopsys and the Company assumes no responsibility for the accuracy or completeness of such information.

THE SYNOPSYS DESIGNEES

        The Merger Agreement provides that, if pursuant to the Offer, Purchaser acquires at least a majority of the aggregate number of outstanding shares of Common Stock plus the aggregate number of shares of Common Stock issuable upon exercise of all vested options, warrants and other rights to acquire shares of Common Stock, Synopsys will be entitled to designate a number of directors to the Board as is sufficient to give Synopsys proportionate representation on the Board ("Synopsys' Proportionate Representation"). Synopsys' Proportionate Representation will be equal to that number of directors (rounded up to the next whole number) that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Synopsys or Purchaser bears to the total number of shares of Common Stock issued and outstanding. The Company has agreed to take all actions necessary to cause the Synopsys Designees to be elected or appointed to the Board, including increasing the size of the Board or securing the resignations of the number of directors necessary to provide Synopsys with Synopsys' Proportionate Representation. The Company also has agreed to take all actions necessary to cause each committee of the Board and the board of directors of each subsidiary of the Company to include the number of the Synopsys Designees to represent at least Synopsys' Proportionate Representation on such committee or board of directors. Until the effective time of the Merger, the Board will have at least two directors ("Continuing Directors") who were directors as of the signing of the Merger Agreement (or failing the availability of one of such Continuing Directors, a designee of the other such director, or of both such Continuing Directors, two designees of the Board who are not officers, employees or affiliates of the Company, Synopsys or Purchaser). Following the election or appointment of the Synopsys Designees and until the effective time of the Merger, approval of a majority of the Continuing Directors shall be required to authorize any of the following actions of the Company, to the extent the action could reasonably be expected to adversely affect the holders of shares of Common Stock (other than Synopsys or Purchaser): (a) the amendment or waiver of any term or condition of the Merger Agreement or the Merger on behalf of the Company or the certificate of incorporation or bylaws of the Company; (b) any termination of the Merger Agreement or the Merger by the Company; (c) any extension by the Company of the time for performance of any obligations or acts by Synopsys or Purchaser or any waiver or assertion of any of the Company's rights under the Merger Agreement; or (d) any other consent or action by the Board with respect to the Merger Agreement or the Merger.

        Synopsys and Purchaser have advised the Company that the Synopsys Designees will be chosen from among the persons listed in Schedule 1 attached to this Information Statement. Schedule 1 includes the name, age, citizenship, address, principal occupation or employment and five-year employment history with respect to each such person. Synopsys and Purchaser have advised the Company that each of the persons listed in Schedule 1 has consented to serve as a director of the Company if appointed or elected. Synopsys and Purchaser have advised the Company that none of these persons currently is a director of, or holds any positions with, the Company. Synopsys and Purchaser have advised the Company that, to their knowledge, none of the persons listed on Schedule 1 or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions between Synopsys, Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9.

        Synopsys and Purchaser have advised the Company that, to the knowledge of Synopsys and Purchaser, none of the persons listed on Schedule 1 is an adverse party to the Company in any material legal proceedings or has a material interest that is adverse to the Company in any such proceedings. Synopsys and Purchaser have also advised the Company that, to the knowledge of Synopsys and Purchaser, none of the persons listed in Schedule 1 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

        It is expected that the Synopsys Designess will assume office following the acceptance for payment by Purchaser of the specified minimum number of shares of Common Stock pursuant to the Offer. In addition, the directors and officers of Purchaser immediately prior to the effective time of the Merger will be the directors and officers of the Company, as the Surviving Corporation, after the effective time of the Merger, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until successors are duly elected or appointed and qualified.

INFORMATION CONCERNING THE COMPANY

Outstanding Voting Securities and Voting Rights

        The shares of Common Stock are the only securities outstanding of the Company having the right to vote for the election of the Company's directors at a stockholder meeting if one were to be held. Each share of Common Stock entitles its record holder to one vote on all matters submitted to the stockholders for approval. As of the close of business on March 15, 2004, there were 30,970,115 shares of Common Stock issued and outstanding.

Stock Ownership of Certain Beneficial Owners, Directors and Executive Officers

        The following table sets forth certain information as of March 15, 2004, concerning the ownership of Common Stock by:

  •
  each stockholder of the Company known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock;

  •
  each current member of the Board;

  •
  the Company's chief executive officer and each of its four other most highly compensated executive officers in 2003; and

  •
  all current directors and executive officers of the Company as a group.

        Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act, and includes all shares over which the beneficial owner exercises voting or investment power. Options and warrants to purchase common stock that are presently exercisable or exercisable within 60 days of March 15, 2004 and are included in the total number of shares beneficially owned for the person holding those options or warrants are considered outstanding for the purpose of calculating percentage ownership of the particular holder. The Company has relied on information supplied by its officers, directors and certain stockholders and on information contained in filings with the SEC. Except as otherwise indicated, and subject to community property laws where applicable, the Company believes, based on information provided by these persons, that the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name(1)	Number of Shares Beneficially Owned	Shares Issuable on Exercise of Outstanding Options Within 60 Days of March 15, 2004	Percent of Outstanding Shares(2)
Wasatch Advisors, Inc. 150 Social Hall Avenue Salt Lake City, UT 84111	3,137,034	—	10.1%
Wellington Management Company, LLP(3) 75 State Street Boston, MA 02109	2,804,500	—	9.1%
William Blair & Company, LLC 222 West Adams Street Chicago, IL 60606	2,413,407	—	7.8%
1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee(4) 10050 Bandley Drive Cupertino, CA 94014	2,304,830	—	7.4%
Putnam, LLC d/b/a/ Putnam Investments(5) One Post Office Square Boston, MA 10036	1,842,443	—	5.9%
Current Directors
Fu-Chieh Hsu(6)	3,748,051	308,051	12.0%
Wingyu Leung(7)	3,109,537	218,857	10.0%
Carl E. Berg(8)	201,663	71,667	*
Wei Yen	285,926	35,926	*
Named Executive Officers Who are Not Directors
Mark-Eric Jones	304,052	304,052	1.0%
Andre Hassan	210,903	203,552	*
Mark Voll	137,116	97,116	*
All current directors and executive officers as a group (7 persons)	7,997,248	1,239,221	24.8%

*
Represents holdings of less than one percent.

(1)
Unless indicated otherwise, the address of each person listed in the table is c/o Monolithic System Technology, Inc., 1020 Stewart Drive, Sunnyvale, California 94085.

(2)
The percentage of beneficial ownership is based on 30,970,115 shares of Common Stock outstanding as of March 15, 2004 and excluding all shares of Common Stock issuable upon the exercise of outstanding options other than shares issuable upon the exercise of options held and exercisable within 60 days of March 15, 2004 by the named person.

(3)
According to a Schedule 13G filed with the SEC on February 12, 2004 by Wellington Management Company, LLP ("WMC"), in its capacity as an investment advisor. WMC has reported that the 2,804,500 shares are owned of record by its clients. WMC has reported that it has shared power to vote or direct the vote of 1,519,100 shares and shared power to dispose or direct the disposition of 2,804,500 shares.

(4)
Clyde J. Berg is Carl E. Berg's brother, and Carl Berg's adult daughter is the sole beneficiary of this trust. These shares were shares distributed by West Coast Venture Capital Limited, L.P. ("West Coast") in connection with the liquidation of West Coast, effective June 2002. Mr. Berg disclaims beneficial ownership of all these shares.

(5)
According to a Schedule 13G filed with the SEC on February 13, 2004 by Putnam, LLC dba Putnam Investments ("PI"), on behalf of itself and Marsh & McLennan Companies, Inc. ("MMC"), Putnam Investment Management, LLC ("PIM") and The Putnam Advisory Company, LLC ("PAC"). PI, which is a wholly-owned subsidiary of MMC, wholly owns two registered investment advisers: (a) PIM, which is the investment advisor to the Putnam family of mutual funds, and (b) PAC, which is the investment advisor to Putnam's institutional clients. According to the Schedule 13G: (i) PI has shared voting power over 1,087,783 shares and shared dispositive power over 1,842,443 shares, (ii) PIM has shared dispositive power over 588,050 shares, and (iii) PAC has shared voting power over 1,087,783 shares and shared dispositive power over 1,254,393 shares.

(6)
Fu-Chieh Hsu has sole voting and dispositive authority over 2,920,000 shares which he personally owns (in addition, he may purchase up to 308,051 shares pursuant to options exercisable within 60 days). Fu-Chieh Hsu shares voting and dispositive authority as a trustee with co-trustee Adela Lee over 240,000 shares held in trust for the benefit of his son, Percy Alexander Hsu (the "Percy Trust"); he shares voting and dispositive authority as a trustee with co-trustee Adela Lee over 240,000 shares held in trust for the benefit of his son, Jerone Lee Hsu (the "Jerone Trust"); he is deemed to beneficially own 20,000 shares held directly by Percy Alexander Hsu; and he is deemed to beneficially own 20,000 shares held directly by Jerone Lee Hsu. Fu-Chieh Hsu disclaims beneficial ownership of the 240,000 shares held by the Percy Trust, the 240,000 shares held by the Jerone Trust, the 20,000 shares held by Percy Alexander Hsu and the 20,000 shares held by Jerone Lee Hsu as he has no economic interest in any of these shares.

(7)
Wingyu Leung has sole voting and dispositive authority over 2,290,680 shares which he personally owns (in addition, he may purchase up to 218,857 shares pursuant to options exercisable within 60 days). Wingyu Leung shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares held in trust for the benefit of his son Michael Pak Shing Leung (the "Michael Trust"); and he shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares held in trust for the benefit of his son Matthew Pak-Ling Leung (the "Matthew Trust"). Wingyu Leung disclaims beneficial ownership of the 300,000 shares held by the Michael Trust and the 300,000 shares held by the Matthew Trust as he has no economic interest in any of these shares.

(8)
Includes 129,996 shares held by Berg & Berg Enterprises, LLC, of which Mr. Berg is the sole manager. 124,998 of these shares were distributed by West Coast, effective June 2002. Mr. Berg disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in them. Also includes 4,998 shares owned by Mr. Berg's wife. Mr. Berg disclaims beneficial ownership of these shares. Mr. Berg's business address is 10050 Bandley Drive, Cupertino, CA 95014.

        In order to induce Synopsys to enter into the Merger Agreement, each of Dr. Wingyu Leung, Dr. Fu-Chieh Hsu, Carl Berg and the 1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee, has entered into a Stockholder Agreement, in the form filed as Exhibit (e)(2) to the Schedule 14D-9 of which this Information Statement is a part (the "Stockholder Agreement"), and which is incorporated herein by this reference. Each stockholder who entered into a Stockholder Agreement has agreed to: (a) tender all of the shares of Common Stock beneficially owned by such stockholder in the Offer; (b) vote in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and the transactions contemplated therein; (c) vote against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement; and (d) vote against each of the following actions: (i) any extraordinary corporate transaction or agreement (including a merger, consolidation or other business combination involving the Company or any of its subsidiaries), (ii) any sale, lease, sublease, license, sublicense or transfer of a substantial portion of the rights or other assets of the Company or any of its subsidiaries, (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (iv) any amendment of the Company's certificate of incorporation or bylaws; (v) any change in a majority of the Board; (vi) any material change in the capitalization of the Company or the Company's corporate structure; and (vii) any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

        Under the terms of the Stockholder Agreements each stockholder has also agreed to restrictions on the transferability of its shares of Common Stock and the transferability of certain voting rights, and a restriction against soliciting acquisition proposals from third parties or entering into any agreements with third parties concerning acquisition proposals. Each stockholder has also agreed to grant Synopsys an irrevocable proxy with respect to its shares of Common Stock for the purpose of voting those shares as described above. Each Stockholder Agreement automatically terminates upon consummation of the Merger, upon any amendment to the Merger Agreement that decreases the per share merger consideration or upon termination of the Merger Agreement in accordance with its terms.

DIRECTORS AND EXECUTIVE OFFICERS OF MOSYS

General

        The Company's bylaws provide that the number of directors is determined by resolution of the Board until changed by approval of the stockholders or a majority of the directors. The number of directors is currently set at five. Each director is elected to serve until the next annual meeting of stockholders, and until the election and qualification of his or her successor or his or her earlier resignation or removal.

        The names of the Company's directors and executive officers as of March 15, 2004 and certain information about them are set forth in the following tables:

Directors

Name	Age	Position(s) with the Company
Fu-Chieh Hsu	47	Chairman of the Board, President and Chief Executive Officer
Wingyu Leung	49	Executive Vice President, Chief Technical Officer and Director
Carl E. Berg(1)(2)	66	Director
Wei Yen(1)(2)	49	Director

(1)
Member of Audit Committee

(2)
Member of Compensation Committee.

        Fu-Chieh Hsu. Dr. Hsu has served as the Company's Chairman of the Board since September 1991 and as its President and Chief Executive Officer since April 1992. Dr. Hsu also served as the Company's Chief Financial Officer from April 1992 until May 1996. Prior to joining the Company, Dr. Hsu was the President and Chairman of the Board of Myson Technology, Inc., a developer of high performance semiconductor products, from August 1990 to August 1991. From May 1985 to August 1990, Dr. Hsu served as Vice President and Chief Technology Officer of Integrated Device Technology, Inc., a developer of high performance semiconductor products and modules. Dr. Hsu holds a B.S. in electrical engineering from National Taiwan University and a M.S. and Ph.D. in electrical engineering from the University of California at Berkeley.

        Wingyu Leung. Dr. Leung has served as the Company's Executive Vice President, Engineering, and Chief Technical Officer and as a member of its Board of Directors since April 1992. Dr. Leung also served as the Company's Secretary from April 1992 until May 1996 and again from May 1997 until August 2000. Prior to joining the Company, Dr. Leung served as a technology consultant to several high technology companies, including Rambus, Inc., a developer of a high-speed chip-to-chip interface technology. Prior to that time, Dr. Leung served as a member of the technical staff of Rambus, and as a senior engineering manager at Integrated Device Technology, Inc., where he managed and participated in circuit design activities. Dr. Leung holds a B.S. in electrical engineering from the University of Maryland, a M.S. in electrical engineering from the University of Illinois, and a Ph.D. in electrical engineering and computer science from the University of California at Berkeley.

        Carl E. Berg. Mr. Berg has served as a member of the Board of Directors since September 1992. Since 1997, Mr. Berg has been the Chairman of the Board and Chief Executive Officer of Mission West Properties, Inc., a real estate investment trust. Mr. Berg has been actively engaged in the ownership, development and management of industrial real estate and in venture capital investment for over 30 years. He currently serves as a member of the board of directors of Mission West

Properties, Inc., Valence Technology, Inc., a developer of advanced rechargeable battery technology, FOCUS Enhancements, Inc., a developer of video scan conversion products, and Systems Integrated Research Plc, a provider of educational software. Mr. Berg holds a B.A. in business from the University of New Mexico.

        Wei Yen. Dr. Yen has served as a member of the Board since August 2000. In 2000, Dr. Yen co-founded RouteFree Inc., an audio/video network company, and iKuni, an artificial intelligence company, and has served each company as its Chairman of the Board since its formation. In 1997, he co-founded ArtX Incorporated and served as its Chairman of the Board until 2000, when it was acquired by ATI Technologies. In 1995, he co-founded Navio Communications and served as its Chief Executive Officer until 1997 when it merged with Network Computers Incorporated, now Liberate Technologies. From 1988 to 1995, Dr. Yen was a Senior Vice President at Silicon Graphics, Inc., where he oversaw all five product divisions and two subsidiaries. Dr. Yen was President of Mips Technologies from 1992 to 1993. He currently serves as a director of the Acer Groups. Dr. Yen received his Ph.D. in electrical engineering from Purdue University.

Executive Officers

Name	Age	Position(s) with the Company
Fu-Chieh Hsu	47	Chairman of the Board, President and Chief Executive Officer
Wingyu Leung	49	Executive Vice President, Chief Technical Officer and Director
Mark-Eric Jones	48	Vice President and General Manager—Intellectual Property
Mark Voll	49	Vice President, Finance & Administration, Chief Financial Officer and Secretary
Andre Hassan	44	Vice President and General Manager—Discrete Products

        Mark-Eric Jones. Mr. Jones has served as the Company's Vice President and General Manager—Intellectual Property since October 1998. Prior to joining the Company, Mr. Jones served as Director, Intellectual Property Division of Mentor Graphics Corporation, a developer of EDA tools and provider of intellectual property and served as its President and Chief Executive Officer from January 1996 to September 1998. Mr. Jones founded 3SOFT, Inc., a developer of intellectual property, and served as its President and Chief Executive Officer from May 1976 to January 1996. Mr. Jones holds a M.A. from Trinity College, University of Cambridge, United Kingdom.

        Mark Voll. Mr. Voll has served as the Company's Vice President of Finance and Administration and Chief Financial Officer since June 2002. Mr. Voll previously held the same position with the Company from March 1998 to June 2000. From June 2000 to May 2002 Mr. Voll served as the Chief Financial Officer for Axis Systems, Inc., a developer of semiconductor verification tools. Mr. Voll a B.S. in business administration from Providence College.

        Andre Hassan. Mr. Hassan has served as the Company's Vice President and General Manager—Discrete Products since July 2001. Prior to this, Mr. Hassan was General Manager—Discrete Products from January 1999 to June 2001, and was Director of Marketing from February 1996 to December 1998. Prior to joining the Company, Mr. Hassan served as Strategic Marketing Manager for S3, Inc., a developer of semicondictor multimedia products from June 1994 to January 1996. Mr. Hassan holds a B.S. in electrical engineering from Worcester Polytechnic Institute.

Committees of the Board of Directors and Meetings

        The Company's Board of Directors has standing Audit and Compensation Committees. Carl E. Berg and Wei Yen are the current members of both the Audit Committee and the Compensation Committee, as the vacancy created by Paul Russo's resignation as a director in August 2003 has not been filled to date. Mr. Berg is the Audit Committee's financial expert, but that status does not impose on him duties, liabilities or obligations that are greater than the duties, liabilities or obligations otherwise imposed on him as a member of the Audit Committee and the Board of Directors. Fu-Chieh Hsu participates in all Compensation Committee discussions and decisions regarding salaries and incentive compensation for all of our employees and consultants, except that he is excluded from discussions regarding his own salary and incentive compensation. The Company does not have a nominating committee.

        The Board of Directors does not believe that a nominating committee is necessary because all of the independent directors currently serve on the Audit and Compensation Committees, and any additional committee of independent directors would consist of the same individuals. In the event the Synposys acquisition does not occur, the Board of Directors intends to fill the vacancy left by Mr. Russo's resignation and to review and approve nominations for election to the Board of Directors at the next annual meeting of stockholders solely by resolution of the independent directors on the board.

        Additionally, in the event the Synopsys acquisition does not occur, the Board will establish policies with respect to the consideration of any director candidates recommended by stockholders, the minimum qualifications for nominees, identifying and evaluating nominees for director, and director attendance at each annual meeting of stockholders.

        Stockholders who desire to communicate with the Board, or to a specific director, may do so by delivering the communication addressed to either the Board or any director, c/o Monolithic System Technology, Inc., 1020 Stewart Drive, Sunnyvale, California 94058. These communications will be delivered to the Board, or to the individual director, as specified.

        At the Company's 2003 annual meeting of stockholders, two of the Company's directors were in attendance.

        During the fiscal year ended December 31, 2003, including telephonic meetings, there were four meetings of the Board of Directors, four meetings of the Audit Committee and four meetings of the Compensation Committee. Every director attended at least 75% of the meetings of the Board of Directors and each committee held during the period for which he was a director during the fiscal year ended December 31, 2003. In addition, the members of the Board of Directors and the Compensation Committee acted at times by unanimous written consent pursuant to Delaware law.

Audit Committee Report

        The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters. Management has primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls. The independent auditors audit the financial statements prepared by management, express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States and discuss with the Audit Committee any issues they believe should be raised with us. The Audit Committee's responsibilities under the Audit Committee charter adopted by the Board of Directors effective August 15, 2000 and amended as of February 22, 2004, include the selection or dismissal of the Company's independent auditors, review of the scope of the annual audits, and approval of fees to be paid to the Company's independent auditors. The Audit Committee also monitors the performance of the Company's independent auditors, and reviews the audit report on the

Company's consolidated financial statements following completion of the audit and the accounting practices of the Company with respect to internal accounting and financial controls.

        The Audit Committee Charter, as amended to date, can be found through the Company's website www.mosys.com. The Audit Committee has delegated authority to Mr. Berg to pre-approve non-audit services provided by our independent auditors.

        During the fiscal year ended December 31, 2003, Messrs. Berg and Yen served on the Audit Committee for the entire year. Paul Russ served on the Audit Committee until the end of August 2003. The Company believes that Mr. Berg and Dr. Yen are independent within the meaning of the National Association of Securities Dealers, Inc.'s listing standards.

        The Audit Committee has reviewed and discussed the audited financial statements of the Company for fiscal year 2003 with management and Ernst & Young LLP ("E&Y"), the Company's independent auditors. The Committee discussed with E&Y matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). E&Y provided the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has discussed E&Y's independence with members of that firm. The Audit Committee received written confirmations from management with respect to the non-audit services provided by E&Y and has considered whether the provision of such services is compatible with maintaining the auditor's independence. The Audit Committee has determined that the rendering of such services by E&Y is compatible with maintaining the auditors' independence.

        Based on the discussions with E&Y concerning the audit, the independence discussions and the financial statement review, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company's financial statements for the fiscal year ended December 31, 2003 be included in its 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

        The Audit Committee and the Board also have recommended, subject to stockholder approval, the selection of E&Y as the Company's independent auditors for the fiscal year ending December 31, 2004.

The Audit Committee of the Board of Directors:
Carl E. Berg Wei Yen

Compensation of Directors

        In 2003, members of our Board of Directors did not receive compensation for their services as directors. The Company granted options to purchase 10,000 shares of Common Stock in each of four consecutive years to Dr. Yen for the years beginning in each August from 2000 through 2004. All of these options vest during each year at a rate of approximately 833 shares each month.

        The Company's 2000 Employee Stock Option Plan provides that options will be granted to non-employee directors pursuant to an automatic, nondiscretionary grant mechanism. Each non-employee director receives automatically a grant of an option to purchase 10,000 shares of Common Stock each year at an exercise price set at the fair market value of the Common Stock on the date of grant. These options vest at a rate of approximately 833 shares each month. Pursuant to this provision, the Company granted options in 2003 to Mr. Berg to purchase 10,000 shares of Common Stock, which options begin vesting in March, 2005, and 10,000 shares of Common Stock to Dr. Yen, which options begin vesting in August, 2006. No additional options will be granted to non-employee directors for service during any year in which the director has already been granted options in a like or greater number.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following Summary Compensation Table sets forth summary information as to compensation received by our Chief Executive Officer and each of the four other most highly compensated persons who were serving as executive officers of the Company as of December 31, 2003 (collectively the "named executive officers") for services rendered to the company in all capacities during the three fiscal years ended December 31, 2003.

Long-term Compensation
Annual Compensation
Name				Securities Underlying Options
	Year	Salary($)	Bonus($)
Fu-Chieh Hsu Chairman of the Board, President and Chief Executive Officer	2003 2002 2001	$279,108 266,167 238,000	$72,663 73,979 57,040	113,621 81,691 60,000
Wingyu Leung Executive Vice President, Chief Technical Officer and Director	2003 2002 2001	232,950 221,833 198,000	58,130 64,123 57,040	92,897 67,353 50,000
Mark-Eric Jones Vice President and General Manager—Intellectual Property	2003 2002 2001	206,792 197,000 184,000	29,065 36,273 35,650	61,448 48,676 40,000
Andre Hassan General Manager—Discrete Products	2003 2002 2001	171,871 160,250 148,875	29,065 34,417 24,585	61,448 48,676 40,000
Mark Voll(1) Vice President, Finance & Administration, Chief Financial Officer and Secretary	2003 2002 2001	178,238 87,500 —	2,085 — —	26,710 200,000 —

(1)
Mr. Voll was appointed Vice President, Finance & Administration, Chief Financial Officer and Secretary in June 2002.

Option Grants in Last Fiscal Year

        The following table provides information regarding the grant of stock options during fiscal year 2003 to the named executive officers.

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in 2003(2)
				Exercise Price(3)	Expiration Date
						5%	10%
Fu-Chieh Hsu	53,621 60,000	5.03 5.63	% %	$6.89 9.81	4/16/2013 9/2/2013	$232,344 370,167	$588,806 938,077
Wingyu Leung	42,897 50,000	4.03 4.69	% %	6.89 9.81	4/16/2013 9/2/2013	185,876 308,473	471,047 781,731
Mark-Eric Jones	21,448 40,000	2.01 3.75	% %	6.89 9.81	4/16/2013 9/2/2013	92,936 246,778	235,518 625,385
Andre Hassan	21,448 40,000	2.01 3.75	% %	6.89 9.81	4/16/2013 9/2/2013	92,936 246,778	235,518 625,385
Mark Voll	1,710 25,000	0.16 2.35	% %	6.89 9.81	4/16/2013 9/2/2013	7,410 154,236	18,777 390,865

(1)
Options are incentive stock options to the extent qualified and nonstatutory options otherwise. All of the options have a 10-year term and generally terminate if not exercised within 90 days following the executive's employment with the Company or the expiration date, whichever occurs earlier. Each of the named executive officers in the table received an option grant under the 2000 Employee Stock Option Plan on September 2, 2003. Those options vest as to 25% of the shares subject to each option on the first anniversary of the grant date and 1/36th of the shares subject to each option vest monthly thereafter. In addition, on April 16, 2003 each of such named executive officers received additional options under the 2000 Employee Stock Option Plan as bonuses for the Company's performance as measured against certain pre-established performance goals for each officer. The bonus stock options were immediately vested as to 50% of the shares of Common Stock on the grant date. The remaining option shares vest ratably each month over the two-year period following the grant date, subject to continued service.

(2)
The percentage of total options granted is based upon options to purchase an aggregate of 1,065,624 shares of Common Stock granted during the fiscal year ended December 31, 2003 to Company employees, including the named executive officers and outside directors.

(3)
All options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the grant date. Fair market value for the two groups of option grants was equal to the closing price on the Nasdaq National Market on April 16, 2003 and September 2, 2003, respectively.

(4)
Potential realizable value has been calculated by assuming that the market price of the Common Stock appreciates 5% and 10% each year from the date of grant of the options until the expiration of the options. These assumed annual rates of appreciation were used in compliance with the rules of the SEC and are not intended to forecast future price appreciation of the Common Stock. The actual value realized from the options could be substantially higher or lower than the values reported above, depending upon the future appreciation or depreciation of the Common Stock during the option period and the timing of the exercise of the options. Unless the executive officer remains employed until he vests in the option shares and the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officer.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

        The following table provides information regarding the aggregate exercises of options by each of the named executive officers. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2003, and the value of "in-the-money" options, which values represent the positive spread between the exercise price of any such options and the fiscal year-end value of the Company's Common Stock.

			Number of Securities Underlying Unexercised Options at December 31, 2002
					Value of In-the-Money Options at December 31, 2003(3)
	Shares Acquired on Exercise	Value Realized(1)
			Exercisable(2)	Unexercisable	Exercisable	Unexercisable
Fu-Chieh Hsu	—	$—	287,088	143,224	$1,078,250	$34,598
Wingyu Leung	30,000	183,300	201,337	118,913	607,263	27,916
Mark-Eric Jones	97,500	752,345	291,126	90,498	1,526,786	14,907
Andres Hassan	50,000	508,500	191,355	89,769	808,417	14,491
Mark Voll	—	—	76,140	150,570	1,915	958

(1)
Value based on the fair market value of Common Stock on the date of exercise less the option exercise price.

(2)
Pursuant to the option agreements for option grants made under the Company's 1996 Stock Plan, the option holders were entitled to elect to exercise all or any part of their vested and unvested options at any time. Any shares of Common Stock received by the optionee on exercise of unvested options become subject to the Company's right of repurchase pursuant to a restricted stock purchase agreement. The number of shares so obtained that are subject to the Company's right of repurchase decreases over time in accordance with the vesting schedule applicable to the unvested options exercised. Accordingly, all options granted to the named executive officers under the 1996 plan are deemed to be exercisable for the purpose of the following table, even though Dr. Hsu, Dr. Leung, Mr. Jones and Mr. Hassan had 4,687, 4,167, 3,750 and 3,021 unvested shares, respectively, subject to repurchase at December 31, 2003.

(3)
Value based on the fair market value of Common Stock of $8.57 on December 31, 2003, less the option exercise price.

Employment Contracts, Termination of Employment and Change-in-Control Agreements

        We currently have confidentiality and invention assignment agreements in place with the named executive officers. We do not, however, have any compensatory plan or arrangement with the named executive officers that is activated upon the resignation, termination or retirement of any of these executive officers or upon a change in control of our company.

PERFORMANCE GRAPH

COMPARISON OF STOCKHOLDER RETURN

        The following graph compares cumulative total stockholder return on the Company's Common Stock with that of the S&P 500 Index and the S&P Technology Sector Index. The comparison assumes that $100 was invested on June 28, 2001 (the date of the Company's initial public offering) in the Company's Common Stock, the stocks included in the S&P 500 and the stocks included in the S&P Technology Sector Index.

        The comparisons shown in the graph below are based upon historical data, and the Company cautions that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of the Company's Common Stock. Information used in the graph was obtained from Standard and Poor's website, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

COMPARISON OF CUMULATIVE TOTAL RETURN

AMONG MONOLITHIC SYSTEM TECHNOLOGY, INC., THE S&P 500
INDEX AND THE S&P TECHNOLOGY SECTOR INDEX

	Cumulative Total Return
	6/28/2001	12/31/2001	12/31/2002	12/31/2003
MONOLITHIC SYSTEM TECHNOLOGY, INC.	$100.00	$206.00	$120.80	$85.70
S&P 500	100.00	93.63	71.75	90.68
S&P TECHNOLOGY SECTOR	100.00	89.44	55.83	81.82

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since January 1, 2003, the Company has not entered into any material transaction with any of its directors, executive officers or holders of more than 5% of the Company's Common Stock, or with any persons in which directors, executive officers or such stockholders have direct or indirect material interests.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities, or the Company's "insiders," to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than 10% holders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Based solely on the Company's review of Forms 3 and 4 received during 2003 and Forms 5 (or any written representations) received with respect to fiscal year 2003, the Company believes that the Company's insiders complied with all applicable Section 16(a) filing requirements during 2003.

REPORT ON EXECUTIVE COMPENSATION BY THE
COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

        The Compensation Committee (the "Committee") is comprised of three independent members of the Board of Directors. The Board of Directors has delegated to the Committee responsibility for reviewing, recommending and approving the Company's compensation policies and benefits programs. The Committee also has the principal responsibility for the administration of the Company's stock plans, including approving stock option grants to executive officers.

Compensation Philosophy

        The Company's executive compensation policy is designed to attract and retain qualified executive personnel by providing executives with a competitive total compensation package based in large part on the executive's contribution to the financial and operational success of the Company, the executive's personal performance and increases in stockholder value as measured by the Company's stock price.

Compensation Program

        The compensation package for the Company's executive officers comprises the following three components:

        Base Salary.    The Committee determines the base salary of each executive based on the executive's scope of responsibility, past accomplishments and experience and personal performance, internal comparability considerations and data regarding the prevailing compensation levels for comparable positions in relevant competing executive labor markets. The Committee may give different weight to each of these factors for each executive, as it deems appropriate. In selecting comparable companies for the purpose of setting competitive compensation for the Company's executives, the Committee considers many factors not directly associated with stock price performance, such as geographic location, annual revenue and profitability, organizational structure, development stage and market capitalization.

        Annual Incentive Compensation.    In 2003 and prior years, each of the executive officers could earn annual bonuses set at a percentage of his or her base salary on the basis of the Company's performance as measured against certain pre-established performance measures, principally revenues, and the attainment of individual objectives set for each officer, other than the Company's CEO, based upon the CEO's recommendations. The Committee established the performance objectives for the CEO. Based on performance against their objectives certain executive officers did receive bonus payments in 2003.

        Stock Options.    The Committee believes that granting stock options to executives and other key employees on an ongoing basis gives them a strong incentive to maximize stockholder value and aligns their interests with those of other stockholders. The Committee determines stock option grants under the 2000 Employee Stock Option Plan to all executive officers and employees of the Company. In determining the size of stock option grants under the annual bonus program for officers, the Committee takes into account the executive's current position with and responsibilities to the Company in setting the annual target grant. The percentage of the target grant awarded to the officer depends upon the Company's performance against specified revenue, net income and intellectual property licensing revenue objectives for each half of the fiscal year. Generally, each stock option grant allows the executive to purchase shares of the Company's Common Stock at a price per share equal to the market price on the date the option is granted, but the Committee has the power to grant options at a lower price if considered appropriate under the circumstances. Each stock option grant generally becomes exercisable, or vests, in installments over time, contingent upon the executive's continued employment with the Company.

        In 2003, the Committee approved stock bonus grants under the 2000 Employee Stock Option Plan to certain executive officers based upon the Company's performance as measured against certain pre-established performance goals for each officer during the second half of 2003. Those options vest 50% immediately and the remaining 50% vests monthly over two years. The exercise price was equal to the fair market value of the Company's Common Stock on the grant date. The Committee determined that executive officers, including the Chief Executive Officer, will not be eligible to receive bonus option grants with respect to the Company's performance during the second half of fiscal 2003.

        Compensation of Chief Executive Officer.    In 2003, the compensation for Fu-Chieh Hsu, the Company's Chief Executive Officer, was comprised of the three components described above, and is reviewed annually. In setting Dr. Hsu's compensation package for fiscal year 2003, the Committee intended to provide a base salary competitive with that paid to other chief executive officers in competing executive labor markets, and to make a significant portion of the total compensation package contingent upon the financial and operational performance of the Company. During the fiscal year, Dr. Hsu received a base salary of $279,108. Dr. Hsu was awarded a total cash bonus of approximately $72,663 based primarily on the Company's achievement of financial and operational targets.

        Compliance with Internal Revenue Code Section 162(m).    Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly-held companies for compensation paid to certain executive officers, to the extent that compensation paid to the officer exceeds $1 million during the Company's taxable year. The compensation paid to the Company's executive officers for the year ended December 31, 2003 did not exceed the $1 million limit per officer. In addition, the Company's employee stock option plans and executive incentive option grants have been structured so that any compensation deemed paid to an executive officer in connection with the exercise of his or her outstanding options with an exercise price per share equal to the fair market value per share of the Common Stock on the grant date will qualify as performance-based compensation that will not be subject to the $1 million limitation. The Committee does not expect to take any action at this time to modify cash compensation payable to the Company's executive officers to avoid the application of Section 162(m).

The Compensation Committee of the Board of Directors:
Carl E. Berg Wei Yen

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The Compensation Committee of the Board of Directors is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees, and administers our incentive compensation and benefit plans. During 2003, none of our executive officers served as a member of the board of directors or compensation committee of any entity that had one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. Neither Mr. Berg nor Dr. Yen was an officer or employee of the Company during 2003, or at any other time.

SPECIAL NOTE

        Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate this Information Statement or future filings made by the Company under those statutes, the Audit Committee Report (including reference to the independence of the Audit Committee members), the Report on Executive Compensation by the Compensation Committee and the Performance Graph are not deemed filed with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes unless specifically so provided in any such filing.

SCHEDULE 1

SYNOPSYS DESIGNEES

The name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, as of March 15, 2004, of each of the Synopsys Designees are set forth below. The business address of each such person is c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043. Except as provided below, each such person is a citizen of the United States.

Name	Age	Position with Synopsys or Present Principal Occupation or Employment; Material Positions Held at Synopsys
Dr. Aart J. de Geus	49
		Dr. de Geus, a citizen of the Netherlands, co-founded Synopsys and currently serves as Chief Executive Officer and Chairman of the Board of Directors. Since the inception of Synopsys in December 1986, he has held a variety of positions including Senior Vice President of Engineering and Senior Vice President of Marketing. From 1986 to 1992, Dr. de Geus served as Chairman of the Board. He served as President from 1992 to 1998. Dr. de Geus has served as Chief Executive Officer since January 1994 and has held the additional title of Chairman of the Board since February 1998. He has served as a Director since 1986. From 1982 to 1986, Dr. de Geus was employed by General Electric Corporation, where he was the Manager of the Advanced Computer-Aided Engineering Group.
Andy D. Bryant	53
		Mr. Bryant has been a Director of Synopsys since January 1999 and currently serves as Executive Vice President and Chief Financial and Enterprise Services Officer of Intel Corporation, with responsibility for financial operations, human resources, information technology and e-business functions and activities worldwide. Mr. Bryant joined Intel in 1981 as Controller for the Commercial Memory Systems Operation and in 1983 became Systems Group Controller. In 1987 he was promoted to Director of Finance for the corporation and was appointed Vice President and Director of Finance of the Intel Products Group in 1990. Mr. Bryant became Chief Financial Officer in February 1994 and was promoted to Senior Vice President in January 1999. Mr. Bryant was appointed Chief Financial and Enterprise Services Officer in December 1999 and was promoted to Executive Vice President in January 2001. He is a director of Kryptiq Corporation, a secure-messaging provider of medical information flows.
Dr. Chi-Foon Chan	54
		Dr. Chan joined Synopsys as Vice President of Application Engineering & Services in May 1990. Since April 1997 he has served as Chief Operating Officer and since February 1998 he has held the additional title of President. Dr. Chan also became a Director of Synopsys in February 1998. From September 1996 to February 1998 he served as Executive Vice President, Office of the President. From February 1994 until April 1997 he served as Senior Vice President, Design Tools Group and from October 1996 until April 1997 as Acting Senior Vice President, Design Re-Use Group. Additionally, he has held the titles of Vice President, Engineering and General Manager, DesignWare Operations and Senior Vice President, Worldwide Field Organization.

Schedule 1-1

Bruce R. Chizen	48
		Mr. Chizen has been a Director of Synopsys since April 2001. Mr. Chizen has served as President of Adobe Systems Incorporated, a provider of graphic design, publishing, and imaging software for Web and print production, since April 2000 and as Chief Executive Officer since December 2000. He joined Adobe Systems in August 1994 as Vice President and General Manager, Consumer Products Division and in December 1997 became Senior Vice President and General Manager, Graphics Products Division. In August 1998, Mr. Chizen was promoted to Executive Vice President, Products and Marketing. He is a director of Adobe Systems.
Deborah A. Coleman	51
		Ms. Coleman has been a Director of Synopsys since November 1995. Ms. Coleman is co-founder and currently General Partner of SmartForest Ventures in Portland, Oregon. Ms. Coleman was Chairman of the Board of Merix Corporation, a manufacturer of printed circuit boards, from May 1994, when it was spun off from Tektronix, Inc., until September 2001. She also served as Chief Executive Officer of Merix from May 1994 to September 1999 and as President from March 1997 to September 1999. Ms. Coleman joined Merix from Tektronix, a diversified electronics corporation, where she served as Vice President of Materials Operations, responsible for worldwide procurement, distribution, component engineering and component manufacturing operations. Ms. Coleman is a director of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment, Chairman of the Board of Teseda Corporation, a semiconductor test equipment company, and a director of Kryptiq Corporation, a secure-messaging provider of medical information flows.
Dr. A. Richard Newton	52
		Dr. Newton has been a Director of Synopsys since January 1995. Previously, Dr. Newton was a Director of Synopsys from January 1987 to June 1991. Dr. Newton has been a Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley since 1979 and is currently Dean of the College of Engineering. From July 1999 to June 2000, Dr. Newton was Chair of the Electrical Engineering and Computer Sciences Department at the University of California at Berkeley. From 1988 to 2002, Dr. Newton was a Venture Partner with Mayfield Fund, a venture capital partnership, where he contributed to the evaluation and development of over two dozen new companies. Dr. Newton is currently a Venture Partner with Tallwood Venture Capital. From November 1994 to July 1995, Dr. Newton was acting President and Chief Executive Officer of Silicon Light Machines, a private company that has developed display systems based on the application of micromachined silicon light-valves. Dr. Newton is a Fellow of the IEEE and a member of the National Academy of Engineering.

Schedule 1-2

Dr. Sasson Somekh	54
		Dr. Somekh has been a Director of Synopsys since January 1999. Dr. Somekh joined Novellus Systems, Inc., a manufacturer of semiconductor fabrication equipment, as President in January 2004. Previously, Dr. Somekh served as a member of the Board of Directors of Applied Materials, Inc., also a manufacturer of semiconductor fabrication equipment, from April 2003 until December 2003, and as an Executive Vice President of Applied from November 2000 until August 2003. Dr. Somekh served as a Senior Vice President of Applied from December 1993 to November 2000 and as a Group Vice President from 1990 to 1993. Dr. Somekh is a board member of Nanosys, Inc., a privately-held developer of nano-enabled systems for use in energy, defense, electronics, healthcare and information technology applications.
Roy Vallee	51
		Mr. Vallee has been a Director of Synopsys since February 2003. Mr. Vallee is Chief Executive Officer and Chairman of the Board of Avnet, Inc., a global semiconductor products and electronics distributor, positions he has held since June 1998. Previously, he was Vice Chairman of the Board since November 1992, and also President and Chief Operating Officer since March 1992. Mr. Vallee currently serves on the Board of Directors of Teradyne, Inc., an automated testing company for the electronics, communications and software industries. He is also Chairman of the Executive Committee of the Global Technology Distribution Council.
Steven C. Walske	51
		Mr. Walske has been a Director of Synopsys since December 1991. Mr. Walske has been Chief Business Strategist of Parametric Technology Corporation, a supplier of software products for mechanical computer aided engineering since June 2000. Previously, Mr. Walske served as Chairman, Chief Executive Officer and a Director from August 1994 until June 2000 and as President and Chief Executive Officer of that company from December 1986 to August 1994.

Schedule 1-3

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EXPLANATORY NOTE
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
THE SYNOPSYS DESIGNEES
INFORMATION CONCERNING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS OF MOSYS
Directors
Executive Officers
EXECUTIVE COMPENSATION
PERFORMANCE GRAPH COMPARISON OF STOCKHOLDER RETURN
COMPARISON OF CUMULATIVE TOTAL RETURN AMONG MONOLITHIC SYSTEM TECHNOLOGY, INC., THE S&P 500 INDEX AND THE S&P TECHNOLOGY SECTOR INDEX
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
SPECIAL NOTE
SCHEDULE 1 SYNOPSYS DESIGNEES